EXHIBIT 99.1

NEWS RELEASE

South Bow Announces Extension of Expiration Date for Exchange Offers Relating to Certain Outstanding Notes

CALGARY, Alberta, July 17, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) announces the extension of the expiration date for the previously announced exchange offers relating to certain outstanding notes of South Bow Canadian Infrastructure Holdings Ltd. (the Canadian Exchange Offer) and South Bow USA Infrastructure Holdings LLC (the U.S. Exchange Offer).

South Bow Canadian Infrastructure Holdings Ltd. exchange offer

South Bow Canadian Infrastructure Holdings Ltd., a wholly owned subsidiary of South Bow, has extended the expiration date for the Canadian Exchange Offer, in which: (i) the holders of its outstanding 7.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the Initial Series 1 Notes) were offered the opportunity to exchange all or a portion of their Initial Series 1 Notes for an equal aggregate principal amount of 7.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the New Series 1 Notes); and (ii) the holders of its outstanding 7.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the Initial Series 2 Notes and collectively with the Initial Series 1 Notes, the Initial Canadian Notes) were offered the opportunity to exchange all or a portion of their Initial Series 2 Notes for an equal aggregate principal amount of 7.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the New Series 2 Notes and collectively with the New Series 1 Notes, the New Canadian Notes), in each case, upon the terms and subject to the conditions set forth in the short form prospectus of South Bow Canadian Infrastructure Holdings Ltd. dated July 3, 2025 (the Canadian Prospectus).

South Bow Canadian Infrastructure Holdings Ltd. is extending the previous Canadian Exchange Offer expiration date of 5:00 p.m. ET on Aug. 4, 2025, to 5:00 p.m. ET on Aug. 6, 2025 (the New Expiration Date). The deadline to validly withdraw tenders of the Initial Canadian Notes also was extended to the New Expiration Date. The Canadian Exchange Offer will now expire on the New Expiration Date, unless further extended. All other terms of the Canadian Exchange Offer remain unchanged.

South Bow Canadian Infrastructure Holdings Ltd. has filed the Canadian Prospectus with the Alberta Securities Commission (ASC) and the U.S. Securities and Exchange Commission (SEC), which contains certain important information about the Canadian Exchange Offer. South Bow Canadian Infrastructure Holdings Ltd. recommends that holders of Initial Canadian Notes read the Canadian Prospectus and the documents incorporated by reference therein carefully before deciding whether to tender their Initial Canadian Notes in exchange for New Canadian Notes in the Canadian Exchange Offer. Copies of the Canadian Prospectus and the documents incorporated by reference therein may be obtained on request without charge from the Corporate Secretary of South Bow at 707 – Fifth St. S.W., Calgary, Alta., Canada, T2P 1V8 or by telephone at 1-587-318-5410, and are also available under South Bow Canadian Infrastructure Holdings Ltd.'s SEDAR+ profile at www.sedarplus.ca and in South Bow Canadian Infrastructure Holdings Ltd.'s filings with the SEC at www.sec.gov.

South Bow USA Infrastructure Holdings LLC exchange offer

South Bow USA Infrastructure Holdings LLC, a wholly owned subsidiary of South Bow, has extended the expiration date for the U.S. Exchange Offer, in which: (i) the holders of its outstanding 4.911% Senior Notes due 2027 (the Initial 2027 Notes) were offered the opportunity to exchange all or a portion of their Initial 2027 Notes for an equal aggregate principal amount of 4.911% Senior Notes due 2027 (the New 2027 Notes); (ii) the holders of its outstanding 5.026% Senior Notes due 2029 (the Initial 2029 Notes) were offered the opportunity to exchange all or a portion of their Initial 2029 Notes for an equal aggregate principal amount of 5.026% Senior Notes due 2029 (the New 2029 Notes); (iii) the holders of its outstanding 5.584% Senior Notes due 2034 (the Initial 2034 Notes) were offered the opportunity to exchange all or a portion of their Initial 2034 Notes for an equal aggregate principal amount of 5.584% Senior Notes due 2034 (the New 2034 Notes); and (iv) the holders of its outstanding 6.176% Senior Notes due 2054 (the Initial 2054 Notes and collectively with the Initial 2027 Notes, the Initial 2029 Notes, and the Initial 2034 Notes, the Initial U.S. Notes) were offered the opportunity to exchange all or a portion of their Initial 2054 Notes for an equal aggregate principal amount of 6.176% Senior Notes due 2054 (the New 2054 Notes and collectively with the New 2027 Notes, the New 2029 Notes, and the New 2034 Notes, the New U.S. Notes), in each case, upon the terms and subject to the conditions set forth in the short form prospectus of South Bow USA Infrastructure Holdings LLC dated July 3, 2025 (the U.S. Prospectus).

South Bow USA Infrastructure Holdings LLC is extending the previous U.S. Exchange Offer expiration date of 5:00 p.m. ET on Aug. 4, 2025, to 5:00 p.m. ET on Aug. 6, 2025. The deadline to validly withdraw tenders of the Initial U.S. Notes also was extended to the New Expiration Date. The U.S. Exchange Offer will now expire on the New Expiration Date, unless further extended. All other terms of the U.S. Exchange Offer remain unchanged.

South Bow USA Infrastructure Holdings LLC has filed the U.S. Prospectus with the ASC and the SEC, which contains certain important information about the U.S. Exchange Offer. South Bow USA Infrastructure Holdings LLC recommends that holders of Initial U.S. Notes read the U.S. Prospectus and the documents incorporated by reference therein carefully before deciding whether to tender their Initial U.S. Notes in exchange for New U.S. Notes in the U.S. Exchange Offer. Copies of the U.S. Prospectus and the documents incorporated by reference therein may be obtained on request without charge from the Corporate Secretary of South Bow at 920 Memorial City Way, Suite 800, Houston, TX, U.S.A., 77024 or by telephone at 1-832-389-8831, and are also available under South Bow USA Infrastructure Holdings LLC's SEDAR+ profile at www.sedarplus.ca and in South Bow USA Infrastructure Holdings LLC's filings with the SEC at www.sec.gov.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical fact may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the expected timing of the Canadian Exchange Offer and the U.S. Exchange Offer. These forward-looking statements are based on certain assumptions that South Bow has made as of the date of this news release regarding, among other things: the completion of the Canadian Exchange Offer and the U.S. Exchange Offer, respectively, on the expected terms and within the anticipated timelines. Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the risk that the Canadian Exchange Offer or the U.S. Exchange Offer may not be completed on the expected terms, within the anticipated timelines, or at all. The foregoing list of assumptions and risk factors should not be construed as exhaustive. Additional information on the assumptions, risks, and uncertainties relevant to the Canadian Exchange Offer are contained in the Canadian Prospectus under the heading "Risk Factors" and additional information on the assumptions, risks, and uncertainties relevant to the U.S. Exchange Offer are contained in the U.S. Prospectus under the heading "Risk Factors".

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. Based in Calgary, Alberta, South Bow is the investment-grade spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow's first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Solomiya Lyaskovska
investor.relations@southbow.com	communications@southbow.com